[Andrews Kurth Letterhead]

October 12, 2007

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Constellation Energy Partners LLC
Registration Statement on Form S-1
Filed July 6, 2007
File No. 333-144388

Dear Mr. Schwall:

In this letter, we have set forth the responses of Constellation Energy Partners LLC (the “Company”) to the comments and requests for additional information contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 30, 2007 (the “Comment Letter”), with respect to the above captioned filing and in connection with the filing of our amended Registration Statement on Form S-1/A filed electronically on October 12, 2007 (the “Amendment”). Additionally, we have sent supplementally a cover letter and two marked copies of the Amendment to your attention by overnight courier. For your convenience, we have repeated the comments and requests for additional information as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

General

Comment 1

We note your announced acquisition of AMVEST Osage, Inc. Update the Form S-1 to reflect this transaction including the financial information required by Article 3-05 of Regulation S-X regarding AMVEST Osage.

Response: Since our initial filing on July 6, 2007, we completed the AMVEST Osage acquisition on July 25, 2007 and completed an additional acquisition with Newfield Exploration Mid-Continent Inc. on September 21, 2007. The Staff’s comment is noted, and we confirm that updated financial statements and financial information required under Article 3-05 of Regulation S-X regarding AMVEST Osage and Newfield were filed on our Current Reports on Form 8-K/A

Mr. H. Roger Schwall

October 12, 2007

on September 14, 2007 and October 12, 2007, respectively, and prior to the filing of our Amendment. Thus, we have revised the section “Where You Can Find More Information” to incorporate the AMVEST Osage and Newfield financial information by reference. In addition, we have revised the Section “Summary—Summary Historical and Pro Forma Consolidated Financial Data” and “Selected Historical and Pro Forma Consolidated Financial Data” and other sections throughout the Amendment in order to reflect the AMVEST Osage and Newfield acquisitions.

Selling Unitholders, page 112

Comment 2

Disclose whether any selling unitholder is a broker-dealer. If so, identify it as an underwriter unless you can state that it obtained the securities being registered for resale as compensation for investment banking services.

Response: We have revised the “Selling Unitholders” section on pages 116-117 of the Amendment to identify, with explanatory text and footnotes, those selling unitholders who are broker-dealers.

Comment 3

Similarly, disclose whether any selling unitholder is an affiliate of a broker-dealer. If so, identify it as an underwriter, unless you can state that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Response: We have revised the section entitled “Selling Unitholders” on pages 116-117 of the Amendment to identify, with explanatory text and footnotes, those selling unitholders who are affiliates of a broker-dealer.

Comment 4

Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling unitholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

Mr. H. Roger Schwall

October 12, 2007

Response: We have revised the section entitled “Selling Unitholders” on pages 116-117 of the Amendment to identify, with explanatory text and footnotes, those natural persons, to the extent possible, who may be deemed to have voting and/or investment power over the selling unitholders.

Mr. H. Roger Schwall

October 12, 2007

Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 220-4360.

Regards,

/s/ G. Michael O’Leary

G. Michael O’Leary

cc:	John W. Madison (Securities and Exchange Commission)
Angela A. Minas (Constellation Energy)
Sean Klein (Constellation Energy)
Lisa J. Mellencamp (Constellation Energy)
Michael Hiney (Constellation Energy)

Enclosures